DAVID M. LOEV, ATTORNEY AT LAW
                         6300 WEST LOOP SOUTH, SUITE 280
                              BELLAIRE, TEXAS 77401
                            TELEPHONE: (713) 524-4110
                            FACSIMILE: (713) 524-4122

                                October 11, 2006

H. Christopher Owings                                        VIA FED-EX
Division of Corporate Finance                                ----------
United States Securities and Exchange Commission           AND VIA EDGAR
Mail Stop 3561                                             -------------
100 F. Street, N.E.
Washington, D.C. 3561
Phone: (202) 551-3720

Re:     Nano Holdings International, Inc.
        Amendment No. 1 to Registration Statement on Form SB-2
        Filed September 20, 2006
        File No. 333-136215

Dear Mr. Owings:

     We have enclosed three red-lined copies of the amended registration statement for your review. In response to your comment letter dated August 24, 2006, Nano Holdings International, Inc. (the "Company" and "Nano") has the following responses:

DIRECTORS,  EXECUTIVE  OFFICERS,  PROMOTERS,  CONTROL  PERSONS  AND  EMPLOYEES
------------------------------------------------------------------------------

1. WE NOTE YOUR RESPONSE TO COMMENT 12 IN OUR LETTER DATED AUGUST 24, 2006. PLEASE REVISE YOUR DISCLOSURE TO STATE WHETHER THE NAMED PERSONS ARE COMPENSATED. PLEASE ALSO STATE THAT YOU DO NOT HAVE ANY EMPLOYMENT CONTRACTS IF TRUE.

Response:
--------

     Nano has added disclosure to the second sentences of both Mr. Rector's and Mr. Barnes' biographical information regarding the fact that neither individual has an employment agreement with Nano and/or receives any compensation from Nano, other than the 100,000 shares previously issued to Mr. Rector.

CERTAIN  RELATIONSHIPS  AND  RELATED  TRANSACTIONS
--------------------------------------------------

2.     WE  REISSUE  COMMENT  20  IN  OUR  LETTER  DATED  AUGUST  24,  2006.

Response:
--------

     Nano has revised the registration statement to better describe the services performed by Viking Investment Group, Inc. under the Certain Relationships and Related Transactions section of the registration statement similar to how it has previously revised the Recent Sales of Equity Securities section, as you have requested.

CONSOLIDATED  FINANCIAL  STATEMENTS  AS  OF  JUNE  30,  2006
------------------------------------------------------------

REVIEW  REPORT  OF  INDEPENDENT  REGISTERED  PUBLIC  ACCOUNTING  FIRM
---------------------------------------------------------------------

3. WE NOTE YOUR RESPONSE TO COMMENT 37 IN OUR LETTER DATED AUGUST 24, 2006. IT DOES NOT APPEAR THAT YOUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM REVISED ITS REVIEW REPORT TO REMOVE THE REFERENCE TO THE STATEMENTS OF RETAINED EARNINGS AND INSTEAD REFERENCE THE CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT). THEREFORE, WE REISSUE OUR PREVIOUS COMMENT.

Response:
--------

     Nano has obtained a correctly worded review report from its independent public accounting firm and included it in the revised registration statement as you have requested.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
----------------------------------------------

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
---------------------------------------------------

4. WE REVIEWED YOUR RESPONSE TO COMMENT 38 IN OUR LETTER DATED AUGUST 24, 2006. IT DOES NOT APPEAR THAT THE SUMMARY HAS BEEN REVISED TO INCLUDE APPLICABLE REVISIONS MADE TO THE SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES INCLUDED IN THE AUDITED FINANCIAL STATEMENTS. FOR EXAMPLE, YOUR REVENUE RECOGNITION POLICY HAS NOT BEEN CLARIFIED. IN ADDITION, CERTAIN SIGNIFICANT ACCOUNTING POLICIES INCLUDED IN YOUR AUDITED FINANCIAL STATEMENT HAVE BEEN OMITTED. SINCE YOU HAVE REPEATED SIGNIFICANT ACCOUNTING POLICIES IN YOUR INTERIM FINANCIAL STATEMENTS, WE BELIEVE THAT THE SUMMARY SHOULD BE AS COMPREHENSIVE AS THE SUMMARY INCLUDED IN YOUR AUDITED FINANCIAL STATEMENTS. PLEASE REVISE ACCORDINGLY.

Response:
---------

     Nano has revised the summary of significant accounting policies in the notes to the unaudited financial statements as of June 30, 2006 to match those presented in the footnotes to the audited financial statements as of December 31, 2005, as you have requested.

INCOME  TAXES
-------------

5. WE NOTE YOUR RESPONSE TO COMMENT 39 IN OUR LETTER DATED AUGUST 24, 2006 AND THE REVISIONS TO YOUR DISCLOSURE IN THE NOTE ON PAGE F-15 OF YOUR AUDITED FINANCIAL STATEMENTS. IT APPEARS THAT THE ACCOUNTING POLICY INCLUDED IN YOUR AUDITED FINANCIAL STATEMENTS SHOULD BE THE ACCOUNTING POLICY REFLECTED IN YOUR UNAUDITED FINANCIAL STATEMENTS. IT ALSO APPEARS THAT THE ACCOUNTING POLICY INCLUDED IN THE UNAUDITED FINANCIAL STATEMENTS SHOULD BE THE ACCOUNTING POLICY REFLECTED IN YOUR AUDITED FINANCIAL STATEMENTS. IF OUR UNDERSTANDING IS INCORRECT, PLEASE ADVISE AND PROVIDE A RESPONSE THAT ADDRESSES COMMENT 39 IN OUR LETTER DATED AUGUST 24, 2006. OTHERWISE, PLEASE REVISE AND CLARIFY YOUR DISCLOSURES ACCORDINGLY. IN DOING SO, PLEASE DISCLOSE AND/OR CLARIFY YOUR DISCLOSURES IN BOTH YOUR UNAUDITED AND AUDITED FINANCIAL STATEMENTS REGARDING:

     o    THE  CHANGE IN YOUR TAXABLE STATUS AS A RESULT OF THE ACQUISITION; AND
     o THE AMOUNTS OF DEFERRED TAX ASSETS AND LIABILITIES AND THE VALUATION ALLOWANCE RECOGNIZED AT THE DATE THAT YOU BECAME A TAXABLE ENTERPRISE.

Response:
---------

     The disclosure of Income Taxes in the footnotes to the unaudited financial statements as of June 30, 2006 has been revised to conform to the disclosure in the footnotes to the audited financial statements dated December 31, 2005, as you have requested. The act of becoming a taxable enterprise did not create any deferred tax assets, liabilities or valuation allowance accordingly none were recognized at the date Nano became a taxable enterprise and therefore, Nano believes that no additional disclosure is necessary.

NOTE  4-NOTES  PAYABLE
----------------------

6. WE NOTE YOUR RESPONSE TO COMMENTS 40 AND 41 IN OUR LETTER DATED AUGUST 24, 2006 AND THE REVISIONS TO YOUR FINANCIAL STATEMENTS AND RELATED DISCLOSURES. HOWEVER, YOU STILL DISCLOSE THAT THE NOTES ARE PAYABLE ON DEMAND ON PAGE F-9. PLEASE REVISE YOUR DISCLOSURE ACCORDINGLY. ALSO, PLEASE DISCLOSE IN BOTH YOUR UNAUDITED AND AUDITED FINANCIAL STATEMENTS THAT THE PAYMENT TERMS OF NOTE OBLIGATIONS WERE CHANGED ON JULY 31, 2006 AND THAT THE NOTES WERE RECLASSIFIED FROM CURRENT LIABILITIES AS REPORTED IN YOUR PREVIOUSLY ISSUED FINANCIAL STATEMENTS TO LONG-TERM LIABILITIES.

Response:
---------

     The description of the notes payable in Note 4 to the unaudited financial statements as of June 30, 2006 has been revised to conform to the disclosure in the audited financial statements as of December 31, 2005. Both the audited and unaudited financial statements have been revised to disclose that the payment terms of the notes were revised and that the notes were reclassified from current to long-term liabilities.

NOTE 5- RELATED PARTY TRANSACTIONS
----------------------------------

7. IT DOES NOT APPEAR THAT YOUR DISCLOSURE REGARDING THE AMOUNT OF UNCOMPENSATED SERVICES RECORDED IN 2005 IS CORRECT GIVEN THE AMOUNT NON-CASH CHARGES DISCLOSED IN YOUR STATEMENTS OF CASH FLOW. PLEASE ADVISE OR REVISE.

Response:
--------

     The disclosure for 2005 has been revised to correctly disclose the non cash charges.

CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2005 AND 2004
------------------------------------------------------------------

8. WE NOTE YOUR RESPONSE TO COMMENT 25 IN OUR LETTER DATED AUGUST 24, 2006 AND THE REVISIONS TO YOUR FINANCIAL STATEMENTS TO INCLUDE THE VALUE OF FREE SERVICES PROVIDED BY MR. BARNES. PLEASE LABEL THE RESTATED COLUMNS IN EACH OF THE STATEMENTS "AS RESTATED" AND INCLUDE A FOOTNOTE DESCRIBING THE RESTATEMENT IN ADDITION, PLEASE REQUEST YOUR INDEPENDENT ACCOUNTANTS TO PROVIDE A REPORT THAT INCLUDES AN EXPLANATORY PARAGRAPH IDENTIFYING THE RESTATEMENT AND THAT REFERS TO THE NOTE IN THE FINANCIAL STATEMENTS THAT DISCUSSES THE RESTATEMENT IN DETAIL. PLEASE REFER TO AUDITING STANDARDS CODIFICATION SECTIONS 508 AND 420.

Response:
--------

     The restated columns in the financial statements have been labeled as such. Nano has also added an explanatory note to the financial statements as you have requested. Additionally, Nano's independent accountants have provided a report that includes an explanatory paragraph that identifies the restatement and refers to the note to the financial statements as you have requested.

CONSOLIDATED STATEMENTS OF OPERATIONS
-------------------------------------

9. YOUR NET LOSS LINE ITEM FOR THE YEAR ENDED DECEMBER 31, 2005 IS MATHEMATICALLY INCORRECT. IT APPEARS THAT YOU DID NOT SUBTRACT INTEREST EXPENSE. PLEASE REVISE YOUR FINANCIALS ACCORDINGLY.

Response:
--------

     The Statement of Operations for the year ended December 31, 2005 has been corrected as requested.


NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
----------------------------------------------

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING, POLICIES
--------------------------------------------------

REVENUE RECOGNITION
-------------------

10. WE NOTE YOUR RESPONSE TO COMMENT 34 IN OUR LETTER DATED AUGUST 24, 2006 AND THE REVISIONS TO YOUR DISCLOSURE. PLEASE TELL US YOUR SHIPPING TERMS FOR PRODUCTS DELIVERED TO DISTRIBUTORS AND INTERNET CUSTOMERS AND HOW YOU DETERMINE WHEN DELIVERY HAS OCCURRED. PLEASE ALSO TELL US WHETHER YOU REDUCE SALES REVENUES AND COST OF SALES TO REFLECT ESTIMATED RETURNS AND HOW YOU ESTIMATE THE AMOUNT OF PRODUCT RETURNS GIVEN YOUR LIMITED HISTORICAL EXPERIENCE.

Response:
---------

     The ownership of Nano's inventory transfers to the customer upon receipt and acceptance of the products at the customer's address. Nano's shipments are made by via Fedex and UPS so it is easy for Nano to identify when a product has been received by the customer, by reviewing the tracking information on the shipper's website.

     Nano does not reduce its sales revenues and cost of sales to reflect estimated returns. As explained in the previous response letter, Nano believes that because its returns are so insignificant and immaterial that such an adjustment is not warranted. Nano does however reduce sales revenues and cost of sales for the rare product return that may occur.

EXHIBIT  23.1
-------------

11. PLEASE INCLUDE THE CONSENT TO INCLUSION OF THE REVIEW REPORT OF YOUR INDEPENDENT ACCOUNTANTS AS REQUIRED BY SECTION 605 OF THE CODIFICATION OF FINANCIAL REPORTING POLICIES.

Response:
---------

     Exhibit 23.1 has been revised as you requested.

                                           Very Truly Yours,

                                           /s/ John S. Gillies
                                           ------------------------------
                                           John S. Gillies,
                                           Associate,
                                           David M. Loev, Attorney at Law